SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2009

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

This Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8 (File No. 333-133995) and into the Registrant’s Registration Statement on Form F-3 (File No. 333-146745).

CONTENTS

Attached hereto and incorporated herein are the following items mailed to the Registrant’s shareholders:

1.	Registrant’s Letter to Shareholders, Notice of Meeting and Proxy Statement in connection with a Special General Meeting of Shareholders of the Registrant to be held on February 6, 2009, attached as Exhibit 99.1 hereto, together with the following appendices thereto:

(a)	Appendix A – Agreement and Plan of Merger by and among Harmonic Inc., Sunrise Acquisition Ltd., and the Registrant, dated as of December 22, 2008 attached as Exhibit 99.1(a) hereto;

(b)	Appendix B – Opinion of Thomas Weisel Partners LLC, attached as Exhibit 99.1(b) hereto

(c)	Appendix C – Form of Voting Agreement, attached as Exhibit 99.1(c) hereto.

2.	Form of Proxy Card in connection with the Special General Meeting of Shareholders of the Registrant to be held on February 6, 2009, attached as Exhibit 99.2 hereto.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: January 6, 2009